Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ALBANY MOLECULAR RESEARCH, INC.

___________________________________________________

Pursuant to Sections 228 and 242

of the General Corporation Law of the State of Delaware

___________________________________________________

Albany Molecular Research, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Albany Molecular Research, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 6, 1998. On February 3, 1999, an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware. On February 10, 1999, a Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware.

SECOND: That the board of directors of the Corporation adopted resolutions in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware (i) proposing certain amendments to the Corporation’s Restated Certificate of Incorporation, (ii) declaring such amendments to be advisable and in the best interests of the Corporation and (iii) directing that such amendments be submitted to the stockholders of the Corporation for approval thereby. The resolutions setting forth the amendments and directing that such amendments be submitted to the stockholders of the Corporation are as follows:

RESOLVED: That, subject to stockholder approval, the Corporation amend its Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware, as follows:

The first paragraph of Article IV shall be replaced in its entirety by the following:

“The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred and Two Million (102,000,000) shares, of which (a) One Hundred Million (100,000,000) shares shall be common stock, par value $0.01 per share (the “Common Stock”), and (b) Two Million (2,000,000) shares shall be undesignated preferred stock, par value $0.01 per share (“Undesignated Preferred Stock”).”

Part A, Section 1 of Article IV shall be replaced in its entirety by the following:

“1. Designation; Ranking. A total of 100,000,000 shares of the Corporation’s common stock shall be designated as Common Stock, $0.01 par value per share.”

RESOLVED: That the foregoing amendments are hereby recommended to the stockholders of the Corporation as being advisable and in the best interests of the Corporation and its stockholders.

RESOLVED: That the amendment to the Restated Certificate of Incorporation, as described in the foregoing resolutions, be submitted to the stockholders of the Corporation entitled to vote thereon for its approval in compliance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and has been consented to in writing by the stockholders of the Corporation in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by William S. Marth, the Corporation’s President and Chief Executive Officer, this 3rd day of June, 2015.

ALBANY MOLECULAR RESEARCH, INC.

By:	/s/ William S. Marth
William S. Marth
President and Chief Executive Officer